UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.

Change of Director

Tokyo, July 15, 2005 — Mitsubishi Tokyo Financial Group, Inc. (MTFG; President & CEO: Nobuo Kuroyanagi) announced that today Mr. Ryotaro Kaneko has stepped down from his position as a director of MTFG.

As a result, Mr. Kaneko will not be taking up his planned appointment as a director of Mitsubishi UFJ Financial Group, Inc., which is scheduled to be established on October 1, 2005 (subject to approval from the relevant authorities).

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For further information, please contact:

Mitsubishi Tokyo Financial Group, Inc.

Corporate Communications Office

Tel.: 81-3-3240-9066